Exhibit 21.1

Subsidiaries of LanzaTech Global, Inc.	Jurisdiction

LanzaTech NZ, Inc.	Delaware, USA
LanzaTech Private Limited	India
LanzaTech Hong Kong Limited	Hong Kong
LanzaTech China Ltd.	People’s Republic of China
Beijing Shougang-LanzaTech Technology Co., Ltd.	People’s Republic of China
LanzaTech NZ Limit	New Zealand
LanzaTech SPV LLC	Delaware, USA
LanzaTech Exelixis SPV AS	Norway
LanzaTech UK Limited	England & Wales, UK
LanzaTech Dragon SPV A Limited	England & Wales, UK
LanzaTech Dragon SPV G Limited	United Kingdom
LanzaTech NP LLC	Delaware, USA
LanzaTech EU B.V.	The Netherlands
LanzaTech, Inc.	Delaware, USA
LanzaTech TX LLC	Texas, USA
LanzaTech Freedom Pines Biorefinery LLC	Delaware, USA
LanzaX LLC	Delaware, USA
LanzaTech B.V.	The Netherlands
LanzaJet, Inc.	Delaware, USA
LanzaJet Freedom Pines Fuels LLC	Delaware, USA
LanzaTech Fuels UK Limited	England & Wales, UK